Exhibit 99.1

ICI GROUP SELLS 18.9% INTEREST IN PAKISTAN PTA LTD

ICI Pakistan Ltd (a 75.8% owned ICI Group subsidiary company) has today announced the sale by private placement of 18.9% of the issued shares of Pakistan PTA Ltd for a consideration of approximately Rupees 3,000 million (£28.6m). Net proceeds from the sale of approximately £27 million will be used to reduce ICI Group net debt. The disposal is expected to generate an exceptional profit after tax and minority interests of about £23 million for the ICI Group, which will be accounted for in Q3 2004.

Following this transaction the ICI Group will control an interest of just over 75% in Pakistan PTA Ltd, a company listed on the Karachi, Lahore and Islamabad Stock Exchanges.

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September 1, 2004